SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 16, 2004




                                 CNOOC Limited

                (Translation of registrant's name into English)

             -----------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             -----------------------------------------------------





     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                Form 40-F
                           ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No      X
                           ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                    CNOOC 2003 ANNUAL RESULTS ANNOUNCEMENT


CNOOC Limited (CHINESE CHARACTERS)
(Incorporated in Hong Kong with limited liability)

2003 Annual Results Announcement


CHAIRMAN'S STATEMENT

Thanks to the trust and support of our shareholders, the Company has developed rapidly since its listing three years ago, achieving enviable results. In October 2003, our former Chairman and Chief Executive Officer Mr Wei Liucheng left the Company to assume a senior government position. I wish to take this opportunity to express our sincere gratitude to Mr Wei for his invaluable contributions to the Company.

I also wish to pledge that I will continue to work with the senior management to pursue the established goals of the Company: to maintain our development strategies, to spearhead the Company's stable, long-term growth and to maximize shareholders' value.

2003 was a politically and economically turbulent year. The operating environment of the industry was presented with many challenges, however, due to strong oil demand and persistent strength in international oil prices, the Company has continued to achieve satisfactory results. Through our exploration efforts, the Company achieved significant increases for our oil and gas reserves. The Company's net profit for the year also reached a new historical height of RMB11,535.5 million, due to the continued start-up of new projects, stable production growth and prudent cost management. Return on equity hit 26.4%.

Due to the Company's prudent financial policies and strong financial position, Moody's has upgraded the Company's credit rating from Baa1 to A2, creating a basis for the Company's low cost funding in the future.

During the year under review, the Company capitalized on the low interest rate environment of the international market and successfully issued a tranche of USD200 million 10 year bonds and a tranche of USD300 million 30 year bonds, improving the Company's capital structure.

Looking forward, the Company's core strategies will remain unchanged in the future. Working with the management, we will continue to maintain production and reserves growth, further develop our natural gas business, maintain prudent financial management policies and competitive cost structure and ensure the Company's long-term growth in order to maximize shareholder's returns.

Being an upstream E&P company, it is very important for us to find more oil and gas reserves through exploration activities. As such, the Company intends to apply the latest technology offshore China, with Bohai Bay and various high potential areas being the Company's major exploration focus. We will continue to strengthen cooperation with foreign oil companies offshore China and advance exploration into deep-water area. While we focus our reserve and production growth offshore China, we will continue to seize new opportunities to acquire quality oil and gas assets overseas.

With a large base of proved undeveloped reserves, the Company has already lined-up a pipeline of development projects. We expect this pipeline of development projects will continue to bring stable production growth for the Company beyond 2005.

Natural gas (including LNG) will become a major driving force for the Company's growth. In 2003, the significant gas discoveries of Panyu 30-1 and Panyu 34-1 in South China Sea, have laid a solid foundation for the supply of natural gas to the booming Pearl River Delta region. We will also capitalize on the vast opportunities arising from our parent company's LNG projects in China's South East coastal areas. Following the acquisition of interests in the Indonesian Tangguh Projects and the Northwest Shelf Project in Australia, we have also signed an agreement with the participants of the Australia Gorgon project to explore the opportunity to cooperate in the project. In 2003, offshore China's second largest gas field, Dongfang 1-1 (phase I), commenced production early than expected, and is already supplying gas to Hainan Province. This marks a new milestone for the Company's natural gas strategy.

In comparison with our peers, we continue to have an edge in terms of our cost structure. Despite this, we will continue to strengthen our management and improve operating efficiencies. We will also look for breakthroughs in certain crucial technological fields. We expect to reduce our cost through management and technological innovation so as to maintain our competitive cost structure.

The Company will continue to maintain its prudent financial policies and investment strategies to maintain the Company's competitive cost structure as well as its healthy financial position.

People are our most important assets. Strengthening our human resources development and creating a highly efficient executive team has been a major focus of the management over the years. In 2003, we successfully carried out reforms in employment and remuneration systems, This will help advocate friendly competition, encourage creativity, and provide a solid platform for the intellectual development of each and every one. As a people-oriented and caring company, we have tried to create a conducive environment whereby everyone's hard work and creativity can be fully developed and realized and that the operating goals of the Company can be best achieved.

A desire to protect and improve health, safety and the environment has always been among the Company's established objectives. During 2003, we were able to maintain our excellent record in these areas with zero records in both "number of days away" and casualty rates. During the SARS epidemic, the Company's management placed great emphasis on combating the disease with appropriate and effective measures. Our comprehensive health, safety and environment systems helped to successfully control the spread of the disease with not a single case of infection recorded among our staff and their families. We have been encouraged to continue and improve on our established HSE policies.

The Company has built up quality assets, a tremendous team of staff and excellent development potential. However, we should not be complacent. While maintaining our growth record, we will embark on a new development platform, accelerate the pace of our development, increase our earning potential and improve the quality of our projects in order to create even better value for our shareholders. These are the operational concepts which the management and I are committed to implement and we shall work hard to realize such goals.

In appreciation of the support of our shareholders, the Board of Directors has recommended a final dividend of HK$0.12 and a special dividend of HK$0.18 in view of the year's remarkable performance, and a healthy financial position. During 2003, we distributed a total of HK$0.62 to our shareholders in the form of interim, final and special dividends.

After more than a century of fabulous growth, the world petroleum industry is experiencing some far-reaching changes. As one bright spot in the world economy, China has continued to maintain its growth momentum, triggering an increase in the global demand for oil. According to statistics, China is now the second largest country in terms of oil consumption, offering ample development opportunities for oil production companies in China.

2003 was a year of change and remarkable performance for CNOOC Ltd. The year 2004 continues to present challenges, but we are confident that, through implementation of our established strategies, we will be able to fulfill the Company's stated objectives, creating healthy returns and increased value for our shareholders, and harmonizing the development of our shareholders, staff and the community.



                                                      FU CHENGYU
                                        Chairman and Chief Executive Executives
                                               Hong Kong, 15 March 2004

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2003
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                  Notes                     2003               2002
     REVENUE
         Oil and gas sales                                          5                 28,116,831         23,779,294
         Marketing revenues                                         6                 12,398,661          2,377,469
         Other income                                                                    434,781            217,052
                                                                                 ----------------   ----------------
                                                                                      40,950,273         26,373,815
                                                                                 ----------------   ----------------
     EXPENSES
         Operating expenses                                                          (4,512,809)        (3,775,334)
         Production taxes                                                            (1,238,598)        (1,023,049)
         Exploration expenses                                                          (848,072)        (1,318,323)
         Depreciation, depletion and amortisation                                    (4,642,753)        (4,019,532)
         Dismantlement                                                                 (167,326)          (126,139)
         Crude oil and product purchases                            6               (12,295,238)        (2,326,338)
         Selling and administrative expenses                        8                (1,212,523)        (1,006,540)
         Other                                                                         (350,232)           (30,866)
                                                                                 ----------------   ----------------
                                                                                    (25,267,551)       (13,626,121)
                                                                                 ----------------   ----------------
     PROFIT FROM OPERATING ACTIVITIES                                                 15,682,722         12,747,694

     Interest income                                                                     183,576            147,870
     Interest expense                                               9                  (354,940)          (294,792)
     Exchange gain/(loss), net                                                           (6,746)          (113,814)
     Short-term investment income                                                        123,483            193,277
     Share of profit of an associate                                                     220,263            165,387
     Non-operating income/(expenses), net                                                314,968           (71,379)
                                                                                 ----------------   ----------------
     PROFIT BEFORE TAX                                              7                 16,163,326         12,774,243
     Tax                                                           10                (4,627,836)        (3,541,416)
                                                                                 ----------------   ----------------
     NET PROFIT                                                                       11,535,490          9,232,827
                                                                                 ================   ================
     DIVIDENDS
         - Interim                                                                     1,220,132            958,314
         - Special interim                                                             1,568,741                  -
         - Proposed final                                                              1,050,460          1,307,408
         - Proposed special final                                                      1,575,691          1,307,408
                                                                                 ----------------   ----------------
                                                                                       5,415,024          3,573,130
                                                                                 ================   ================
     EARNINGS PER SHARE
         - Basic                                                   11                    RMB1.40            RMB1.12
                                                                                 ----------------   ----------------
         - Diluted                                                 11                    RMB1.40            RMB1.12
                                                                                 ================   ================
     DIVIDEND PER SHARE
         - Interim                                                                       RMB0.15            RMB0.12
         - Special interim                                                               RMB0.19                N/A
         - Proposed final                                                                RMB0.13            RMB0.16
         - Proposed special final                                                        RMB0.19            RMB0.16

Notes:

(All amounts expressed in thousands of Renminbi, except otherwise stated)


                                                          3

1.   CORPORATE INFORMATION

     CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries.During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum.

     In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.   PRINCIPAL ACCOUNTING POLICIES

     The audited financial statements of the Group are prepared in conformity with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP").

3.   ACQUISITIONS

     (i) During the year, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% stake in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million through the acquisition of certain interests in production sharing contracts ("PSCs") which was effective as at 1 January 2003 (the "Tangguh Acquisition"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in the PRC, beginning in 2007. The Company completed the Tangguh Acquisition on 8 February 2003. CNOOC has an equity interest in the Fujian LNG terminal project.

            In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

            (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or

            (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

                 The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

                 The consideration paid of approximately US$275 million (equivalent to approximately RMB2,276,578,000) and subsequent cash calls paid are included as a prepayment in property, plant and equipment as at 31 December 2003.

     (ii) In addition, the Company increased its interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest of BP China Exploration and Production Company for a cash consideration of US$150 million, plus working capital adjustments .The acquisition was completed in July 2003.

     (iii) The Company also acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in South China Sea, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited, for a total cash consideration of US$40 million, plus working capital adjustments. The acquisition was completed in July 2003.



     (iv) Pursuant to a conditional agreement dated 27 August 2001, the Group finalised the agreement to acquire a

            30% interest in certain oil and gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC. The total consideration of US$45 million was paid in 2001 and the transaction was completed in August 2003.

     (v) During the year, the Company invested RMB450 million in CNOOC Finance Corporate Limited ("CNOOC Finance"), a share treasury operation of its parent company, CNOOC and other affiliated group companies. The Company's investment represents 31.8% share of the registered capital of CNOOC Finance. The consideration was paid in full on 31 December 2003.

4.   PRODUCTION SHARING CONTRACTS

     PRC

     For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

     The Group has the option to take a participating interest as mutually agreed by both participants in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

     After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognizes its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

     Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

     The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

     Overseas

     The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

     The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

5.   OIL AND GAS SALES

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Gross sales                                                            30,556,967          26,086,646
     Royalties                                                               (478,454)           (464,113)
     PRC government share oil                                              (1,961,682)         (1,843,239)
                                                                       ----------------    ----------------
                                                                            28,116,831          23,779,294
                                                                       ================    ================

6.   MARKETING PROFIT

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Marketing revenues                                                     12,398,661           2,377,469
     Crude oil and product purchases                                      (12,295,238)         (2,326,338)
                                                                       ----------------    ----------------
                                                                               103,423              51,131
                                                                       ================    ================

7.   PROFIT BEFORE TAX

     The Group's profit before tax is arrived at after (crediting)/charging:

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Crediting:
     Interest income on bank deposits                                        (183,576)           (147,870)
     Interest income on investments                                           (28,752)            (52,739)
     Dividend income on investments                                           (46,140)            (76,633)
     Realised gains on investments                                            (27,088)            (26,940)
     Unrealised gains on investments                                          (21,503)            (36,965)
                                                                       ----------------    ----------------
     Short term investment income                                            (123,483)           (193,277)
                                                                       ----------------    ----------------
     Charging:
     Auditors' remuneration                                                      5,790               4,500
     Staff costs
         -Wages, salaries and allowances                                       393,165             390,376
         -Labour costs paid to contractors                                     542,292             660,029
         -Pension scheme contributions and termination benefits                 95,147              53,392
     Depreciation, depletion and amortisation                                4,643,364           4,032,970
     Less: Amount included in inventories                                        (611)            (13,438)
                                                                       ----------------    ----------------
                                                                             4,642,753           4,019,532
                                                                       ----------------    ----------------
     Operating lease rentals                                                    72,708              54,157
     Loss on disposal of property, plant and equipment                              21              85,202
     Repairs and maintenance                                                   608,603             521,561
     Research and development costs                                            165,793             167,354


                                                     6

8.   SELLING AND ADMINISTRATIVE EXPENSES

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Salary and staff benefits                                                 393,165             390,376
     Utility and office expenses                                                90,801             100,502
     Transportation and entertainment                                           74,218              64,319
     Rentals and maintenance                                                   107,310              75,738
     Management fee                                                            219,771             151,860
     Selling expenses                                                           30,686              38,548
     Provision against inventories                                               8,745                   -
     Other                                                                     287,827             185,197
                                                                       ----------------    ----------------
                                                                             1,212,523           1,006,540
                                                                       ================    ================

9.   INTEREST EXPENSE

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Interest on bank loans which are:
         - wholly repayable within five years                                   81,539             177,156
         - not wholly repayable within five years                                    -                   -
     Interest on long term guaranteed notes                                    391,005             215,028
     Other borrowing costs                                                      34,933              12,426
                                                                       ----------------    ----------------
     Total interest                                                            507,477             404,610
     Less: Amount capitalised in property, plant and equipment               (245,783)           (187,714)
                                                                       ----------------    ----------------
                                                                               261,694             216,896
     Other finance costs:
         Increase in  discounted  amount of  provisions  arising from
         the passage of time                                                    93,246              77,896
                                                                       ----------------    ----------------
                                                                               354,940             294,792
                                                                       ================    ================

     The interest rates used for interest capitalisation represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.15% per annum for the year ended 31 December 2003.



10.  TAX

                                                                                  2003                2002
                                                                               RMB'000             RMB'000
     Overseas income taxes
     - Current                                                                 654,988             406,493
     - Deferred                                                              (179,134)              26,094
     PRC enterprise income tax
     - Current                                                               3,623,157           2,786,938
     - Deferred                                                                528,825             321,891
                                                                       ----------------    ----------------
     Total tax charge for the year                                           4,627,836           3,541,416
                                                                       ================    ================

11.  EARNINGS PER SHARE

     The calculations of basic and diluted earnings per share are based on:

                                                                                               2003                  2002
                                                                                            RMB'000               RMB'000
     Earnings
     Net profit used in the basic and diluted earnings per share calculations            11,535,490             9,232,827

                                                                                               2003                  2002
     Number of shares
     Weighted  average  number of ordinary  shares in issue during the year used
         in basic earnings per share calculation                                      8,214,165,655         8,214,165,655
     Weighted   average   number  of  ordinary   shares  assumed  issued  at  no
         consideration  on  deemed  exercise  of all share  options  outstanding
         during the year                                                                  7,902,164             5,119,729
                                                                                  ------------------     -----------------
     Weighted  average  number of ordinary  shares used in diluted  earnings per
         share calculation                                                            8,222,067,819         8,219,285,384
                                                                                  ==================     =================



Management Discussion & Analysis

Outlook

The global economy has finally bottomed out in 2003 and is on the way to recovery. We expect that the pick up will be strengthened in 2004 and the global economy will return to a positive trajectory. However, fragility exists in developed economies and the risk of terrorist attacks in the world are both reasons for our prudent expectations for global economic development in 2004. Although the international oil price remained strong in 2003, the trend is dependent on the fundamentals of the global economy. Political and economic events will definitely impact the oil price, resulting in adverse effects on the Company's development. The Company primarily operates in countries in Asia Pacific, such as China and Indonesia. The political stability and economic dynamism within China, where most of the Company's operations are, will provide the necessary opportunities for the Company to gear up its development. Meanwhile, the management will continue to remain highly alert to the Company's business environment, and will face the difficulties on the grounds of prudence and progressiveness.

In 2003, we have overcome the SARS epidemic, successfully dealt with the challenges faced in exploration and development, continued to maintain a stable growth trend and achieved satisfactory results. In 2004, we will maintain our advantages of being a low-cost company and focus on production enhancement based on what we have achieved in the past few years. We will continue to implement our prudent financial policy, look for opportunistic oil and gas acquisitions and further expand the Company's natural gas business in order to deliver satisfactory return for our investors.

In 2004, six oil and gas fields in coastal China will commence production, allowing the Company to achieve its pre-set production target.

Given that the Company's balanced asset portfolios, progressive and enthusiastic management team, prudent financial policies and healthy financial position have already laid a solid foundation for our production and development, the management expresses optimism over the business prospects in 2004.

Consolidated Net Profit

Our consolidated net income after tax was RMB11,535.5 million (US$1,393.6 million) in 2003, an increase of RMB2,302.7 million (US$278.2 million), or 24.9% from RMB9,232.8 million in 2002.

Revenue

Our oil and gas sales for the year 2003 were RMB28,116.8 million (US$3,396.9 million), an increase of RMB4,337.5 million (US$524.0 million), or 18.2% from RMB23,779.3 million in 2002. The increase primarily reflects the rise in global crude oil prices and our production level. In 2003, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of a portion of interests in Liuhua 11-1 and Qinhuangdao 32-6, our production volume increased compared to 2002. The average net production volume per day was 356,729 barrels in 2003, compared to 346,639 barrels in 2002, an increase of 3%. With the higher-than-expected oil price this year, our Indonesian oil and gas operations achieved a lower-than-expected net production volume based on the Indonesian oil production sharing contract, which affected the production volume growth. Our crude oil sales prices are determined in accordance with international crude oil prices. The international oil price in 2003 rose sharply compared with 2002. The average realised price for our crude oil was US$28.11 per barrel in 2003, an increase of US$3.76, or 15.4% from US$24.35 per barrel in 2002. The average realised price of natural gas was US$2.87 per thousand cubic feet in 2003, a decrease of US$0.11, or 3.7%, from US$2.98 per thousand cubic feet in 2002. The decrease was due to the lower natural gas price of our Indonesian properties and the Dongfang gas field which commenced production recently.

In 2003, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were RMB103.4 million (US$12.5 million), an increase of RMB52.3 million (US$6.3 million), or 102.3%, from RMB51.1 million in 2002. Since we are one of the three companies that have the right to sell crude oil in China, upon request by our partners, we can purchase the oil of these partners for sale in China. However, our ability to sell oil in China depends on our foreign partners, and, therefore, we cannot control the amount of crude oil that we are able to sell for a specific period.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2003, the total other income was RMB84.5 million (US$10.2 million), a decrease of RMB101.7 million (US$12.3 million) from RMB186.2 million in 2002, resulting primarily from the decrease in project management fees.

Expenses

Operating expenses

Our operating expenses were RMB4,512.8 million (US$545.2 million) in 2003, an increase of RMB737.5 million (US$89.1 million), or 19.5%, from RMB3,775.3 million in 2002. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties, which were based on a full year's consolidated accounts as compared to the nine months contributions in 2002, and the commencement of operations in new properties. Operating expenses were RMB35.1 (US$4.25) per BOE in 2003, which were higher than operating expenses of RMB30.3 (US$3.66) per BOE in 2002. The increase was, on one hand, attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in the Company on an annual production basis. On the other hand, the natural diminishing in old oilfield production and the higher maintenance cost also resulted in the slight increase in unit cost.

Production taxes

Our production taxes for the year 2003 were RMB1,238.6 million (US$149.6 million), an increase of 21.1%, or RMB215.6 million (US$26.0 million) from RMB1.023.0 million in 2002. The increase was due to increase in oil and gas sales in 2003.

Exploration costs

Our exploration costs for the year 2003 were RMB848.1 million (US$102.5 million), a decrease of RMB470.2 million (US$56.8 million), or 35.7%, from RMB1,318.3 million in 2002. The decrease primarily resulted from a higher successful rate of exploration and drilling activities.

Depreciation, depletion and amortisation expenses

Our depreciation, depletion and amortisation expenses for 2003 were RMB4,642.8 million (US$560.9 million), an increase of RMB623.3 million (US$75.3 million), or 15.5%, from RMB4,019.5 million in 2002. On a unit of production basis, depreciation, depletion and amortisation expenses for the year 2003 were RMB36.2 (US$4.37) per BOE, an increase of 12.0% compared to RMB32.3 (US$3.90) per BOE in 2002. The primary reason for the increase was the higher weighting for Indonesian oil and gas properties, which had a higher amortization cost, and the increase in amortization cost resulted from the reserve adjustment of some old fields.

Dismantlement

Our dismantlement costs for the year 2003 was RMB167.3 million (US$20.2 million), an increase of RMB41.2 million (US$5.0 million) from RMB126.1 million in 2002. The increase was primarily due to the increased dismantlement costs resulting from the commencement of production at new oil and gas properties. On a unit production basis, our dismantlement costs were RMB1.3 (US$0.16) per BOE, an increase of 30.0% compared to RMB1.0 (US$0.12) per BOE in 2002. The increase was primarily due to an upward revision of the estimated dismantlement costs and the increase in dismantlement costs resulting from the reserve adjustment of some old fields.

Selling and administrative expenses

Our selling and administrative expenses for the year 2003 were RMB1,212.5 million (US$146.5 million), an increase of RMB206.0 million (US$24.9 million), or 20.5%, from RMB1,006.5 million in 2002. The primary reason for the increase was the selling and administrative expenses incurred in connection with the Indonesian oil and gas properties. On a unit of production basis, selling and administrative expenses were RMB9.4 (US$1.14) per BOE in 2003, an increase of 16.0% from RMB8.1 (US$0.98) per BOE in 2002. The increase was primarily attributable to the higher selling and administrative expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the higher-than-expected oil price and lower net production, and its increased weighting in the Company on an annual production basis. Our selling and administrative expenses in China in 2003 were RMB6.6 (US$0.8) per BOE, in line with the previous year.

Net interest expense/income

Our net interest expense for 2003 was RMB171.4 million (US$20.7 million), in line with the net interest expense of RMB146.9 million in 2002.

Exchange Gain/Loss, net

Our exchange loss for 2003 was RMB6.7 million (US$0.8 million), a decrease of RMB107.1 million (US$12.9 million) when compared with an exchange loss of RMB113.8 million in 2002. The loss in 2002 was mainly attributable to exchange rate fluctuations related to our yen-denominated loans. Since we have prepaid a large portion of yen-denominated loans on 27 December 2002, and the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses for that portion. Therefore, the exchange gain or loss this year was primarily attributable to the exchange gain generated from day-to-day operating activities.

Short-term Investment Income

Our short-term investment income for 2003 was RMB123.5 million (US$14.9 million), a decrease of RMB69.8 million (US$8.4 million) or 36.1% from RMB193.3 million in 2002. The decrease was primarily due to a decline in short-term investment return in 2003.

Share of Profit of an Associate

Our share of profit of an associate for the year 2003 was RMB220.3 million (US$26.6 million), an increase of RMB54.9 million (US$6.6 million), or 33.2%, from RMB165.4 million in 2002. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited , our associated company. This company experienced an increase of profit in 2003 resulting from an increase in output and oil prices.

Non-operating Income/Expenses, Net

Our net non-operating income for the year 2003 was RMB315.0 million (US$38.1 million), compared to non-operating expense for the year 2002 of RMB71.4 million. In 2003, the net non-operating income was mainly due to the tax refund from re-investment.

Tax

Our taxation for the year 2003 was RMB4,627.8 million (US$559.1 million), an increase of RMB1,086.4 million (US$131.3 million) or 30.7% from RMB3,541.4 million in 2002. The primary reason for the increase was the increase in profit before tax. The effective tax rate for 2003 was 28.6%, slightly higher than the effective rate of 27.7% in 2002.

Cash Generated from Operations

Net cash generated from operations in 2003 amounted to RMB17,818.7million (US$2,152.8 million), an increase of RMB3,076.7 million (US$371.7million), or 20.9%, from RMB14,742.0 million in 2002.

The increase in cash was mainly due to an increase in profit before tax of RMB3,389.1 million (US$409.5 million), an increase in depreciation, depletion and amortisation expenses of RMB623.2 million (US$75.3 million), an increase in dismantlement costs of RMB41.2 million (US$5.0 million), provision for inventory obsolescence of RMB8.7 million (US$1.1 million), and a decrease in short-term investment income and amortisation of discount of long-term guaranteed notes of RMB75.0 million (US$9.1 million), a increase of net interest expense of RMB24.4 million (US$3.0 million).

The increase of cash flow was partially offset by an increase of income tax of RMB 668.6 million (US$ 80.8 million), our share of income of an associate of RMB54.9 million (US$6.6 million) growth, a decrease of unpaid exchange loss of RMB107.1 million (US$12.9 million), and a decrease in loss on disposal and write off of property, plant and equipment of RMB398.0 million (US$48.1 million).

In addition, operating cash flow was increased due to the decrease of working capital, mainly due to the increase in current liabilities from operating activities of RMB935.0 million (US$113.0 million), and a simultaneous decrease in current assets from operating activities excluding cash and bank balances of RMB800.7 million (US$96.7 million).

Capital Expenditures and Investments

The cash outflow from investing activities in 2003 was RMB 9,512.6 million (US$1,149.3 million), a decrease of RMB 2,211.0 million ( US$ 267.1 million) from RMB 11,723.6 million in 2002.

In line with our use of the successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were RMB12,372.5 million (US$1,494.8 million) in 2003, an increase of RMB805.6 million (US$97.3 million), or 7.0%, from RMB11,566.9 million in 2002. Capital expenditures in 2003 mainly comprised RMB524.0 million (US$63.3 million) for capitalised exploration activities, RMB7,747.6 million (US$936.0 million) for development activities, and RMB4,100.9 million (US$495.5 million) for acquiring oil and gas properties (Tangguh, acquisition of Qinhuangdao 32-6 and Liuhua 11-1 interests). Our development expenditures in 2003 related principally to the development of Bozhong 25-1, Bonan, Weizhou 12-1 North, Dongfang 1-1, Caofeidian and Panyu 4-2/5-1, Huizhou 19-2/19-3 oil and gas fields.

We increased our investment in associated company of RMB 450.0 million (US$
54.4 million). This cash outflow was partially offset by a decrease in time deposits with maturities over three months and short-term investment, which were RMB2,367.0 million (US$286.0 million) and RMB942.9 million US$113.9 million) at the year end respectively.

Financing Activities

We had net cash outflows from financing activities of RMB1,744.9 million (US$210.8 million) in 2003, resulting primarily from our repayment of RMB336.9 million (US$40.7 million) in bank loans, dividend distributions of RMB5,403.7 million (US$652.8 million). This cash outflow was partly offset by net cash inflow of RMB3,995.8 million (US$482.8 million) resulting from our May 2003 offering of US$200 million in 4.125%10-year guaranteed notes and US$300 million in 5.5% 30-year guaranteed notes.

The following table summarises the maturities of our long-term debt outstanding as of 31 December 2003.

                        Debt maturities principal only

                                                 Original currency                          Total                Total
                                       --------------------------------------                 RMB                  US$
Due by 31 December                             US$          JPY          RMB          equivalents          equivalents
                                                                                     (In millions, except percentages)
2004                                             -        271.5            -                 21.0                  2.5
2005-2007                                    100.0        814.4            -                890.6                107.6
2008-2009                                        -            -            -                    -                    -
2010 and beyond                            1,000.0            -            -              8,276.7              1,000.0
Total                                      1,100.0      1,085.9            -              9,188.3              1,110.1
Percentage of total debt                     99.1%         0.9%            -               100.0%               100.0%


On 31 December 2003, our gearing ratio was 57.3%. Gearing ratio is calculated as liabilities/equity.



Market Risks

Our market risk exposures primarily consists of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity price risk:

We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income.

Currency risk:

Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last ten years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide expectation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not yet determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable.

In case of any Renminbi exchange rate deregulation going forward, our existing assets denominated in U.S. dollars will face book conversion risks from the appreciation of Renminbi.

As we prepaid the majority of our yen-denominated loans in 2002, the balance of our yen-denominated loans as of the end of 2003 was only 1.09 billion yen. Currently, since this outstanding amount of our yen loans is hedged against foreign currency swaps, we do not expect any exchange risks relating to Japanese yen in the future.

Interest rate risk:

As of the end of 2003, all our foreign currency debts are at fixed interest rates. To balance our overall debt interest structure and to reduce our financial cost benefiting from the low interest rate market environment, during the period from July to September 2003, we arranged for a plain vanilla interest rate swap with three financial institutions by swapping the new offering of US$200 million 10-year global guaranteed notes in 2003 into floating interest rate. After the swap, we received fixed interest rate of 4.125% and paid floating interest rate at LIBOR -0.771% (weighted average interest rate). During the first interest swap in November 2003, LIBOR was only 1.2% approximately. Through the present swap, we managed to make interest savings of US$2.02 million.

Based on the series of robust economic data announced by the US in late 2003, we believed that the US economy had entered into a rapid growth period, with interest rate taking an upward trend. In January 2004, we captured the opportunity of significant drop of US treasury yield with the US's announcement of the poor performance of certain economic data, and terminated the above interest swap arrangement with net gains of US$10 million. This, in addition to the interest savings of US$2.02 million for the year 2003, resulted in cumulative net gains of US$12.02 million, representing the reduction of interest rate of the US$200 million guaranteed notes from 4.125% to 3.53%.

Significant Investments and Material Acquisitions

Our acquisition of interest in the Tangguh Project from BP was completed. With effect from 1 January 2003, CNOOC became a partner with 12.5% interest in the Tangguh Project.

On 15 May 2003, we entered into a purchase agreement with the partners of the North West Shelf natural gas venture ("North West Shelf Venture") for the acquisition of output and reserves interest of its upstream oilfields. CNOOC Ltd will assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), a joint venture to be established within the North West Shelf Venture. The acquisition price for this project was US$348 million. If the ultimate gas supply of the Guangdong LNG project increases, the interest acquired by the Company will increase and the consideration paid by the Company to acquire such interests will also increase correspondingly. This acquisition project is not yet completed.

On 24 October 2003, we entered into a new agreement with the venture participants of the Gorgon project in Australia based on the MOU previously entered into with them. According to that agreement, after the signing and completion of the formal contract, CNOOC Ltd will acquire certain interest in the Gorgon natural gas project.

The Company expects to fund the above two acquisitions principally from its operating cashflow and funds raised from its issue of bonds.


SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS
(All amounts expressed in thousands of Renminbi, except for share data)

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarized below:

                                                                                                     Net Profit
                                                                                               2003                  2002
                                                                                            RMB'000               RMB'000
                                                                                                               (Restated)
     As reported under Hong Kong GAAP                                                    11,535,490             9,232,827
     Impact of U.S GAAP adjustments:
         - Reversal of additional depreciation, depletion and amortisation
           charges arising from the revaluation surplus on land and buildings                 9,156                 9,156
         - Equity accounting for the results of CNOOC Finance                                30,913                10,663
         - Unrealised holding gains from available-for-sale investments in
           marketable securities                                                           (21,503)              (36,965)


                                                            13




         - Realised holding gains from available-for-sale marketable securities              27,088                26,940
         - Additional dismantlement based on unit-of-production method                            -             (197,079)
         - Impact of income tax                                                                   -                59,124
         - Recognition of stock compensation cost                                          (37,747)              (19,144)
                                                                                  ------------------     -----------------
         Income before cumulative effect of change in accounting policy                  11,543,397             9,085,522
         Cumulative effect of change in accounting policy for dismantlement
         liabilities                                                                        436,112                     -
                                                                                  ------------------     -----------------
         Net profit under US GAAP                                                        11,979,509             9,085,522
                                                                                  ==================     =================
         Net profit per share under US GAAP
         - Basic
           Before cumulative effect of change in accounting policy for
             dismantlement                                                                  RMB1.41              RMB 1.11
           Cumulative effect of change in accounting policy for dismantlement
             liabilities                                                                   RMB 0.05                     -
                                                                                  ------------------     -----------------
                                                                                            RMB1.46              RMB 1.11
                                                                                  ==================     =================
         - Diluted
           Before cumulative effect of change in accounting policy for
             dismantlement liabilities                                                      RMB1.41              RMB 1.11
           Cumulative effect of change in accounting policy for dismantlement
             liabilities                                                                   RMB 0.05                     -
                                                                                  ------------------     -----------------
                                                                                            RMB1.46              RMB 1.11
                                                                                  ========================================
                                                                                                     Net equity
                                                                                               2003                  2002
                                                                                                                  RMB'000
                                                                                            RMB'000            (Restated)
     As reported under Hong Kong GAAP                                                    46,732,392            40,568,488
     Impact of US GAAP adjustments:
         - Reversal of revaluation surplus on land and buildings                          (274,671)             (274,671)
         - Reversal of additional accumulated depreciation, depletion and amortisation arising from the revaluation surplus on land and
           buildings                                                                         35,051                25,895
         - Equity accounting for the results of CNOOC Finance                                41,576                10,663
         - Contribution from CNOOC in respect of CNOOC Finance                                    -             (450,000)
         - Dividend distribution made by CNOOC Finance to CNOOC                            (41,576)                     -
         - Cumulative adjustment for provision for dismantlement                                  -             (436,112)
                                                                                  ------------------     -----------------
     Net equity under US GAAP                                                            46,492,772            39,444,263
                                                                                  ==================     =================

There are no significant GAAP differences that affect classifications within the balance sheet or income statement but do not affect net income or shareholders' equity.

(i)    Revaluation of land and buildings

       The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2003 was approximately RMB9,156,000 (2002: RMB9,156,000).Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

(ii)   Short term investments

       According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115.Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from the current period's earnings and included in other comprehensive income.


(iii)  Impairment of long-lived assets

       Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

       Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of.

       SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

       For the year ended 31 December 2003, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

(iv)   Stock compensation schemes

       At 31 December 2003, the Company has three stock-based employee compensation plans. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Since certain of the options granted under those plans had an exercise price below the market value of the underlying common stock on the date of grant, stock-based employee compensation costs of Rmb2,755,000 and Rmb5,632,000 for year ended 31 December 2001 and 2002, respectively, were reflected in previously reported results. During 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", for stock-based employee compensation. All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of Statement 123 been applied to all awards granted to employees after 1 January 1995.

       Weighted average fair value of the options at the grant dates for awards under the schemes was RMB3.40 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2.0%, an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%.Weighted average exercise price of the stock options was HK$7.80 per share.

(v)    Provision for dismantlement

       Hong Kong GAAP requires the provision of dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalized and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

       On 15 August 2001, SFAS No. 143 "Accounting for asset retirement obligation" was released and is effective for the fiscal years beginning after 15 June 2002.SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets.Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

       The company adopted SFAS No. 143 on 1 January 2003, which resulted in an increase in net property, plant and equipment of RMB863,093,000, an increase in the provision for dismantlement of RMB240,077,000, an increase in retained earnings of RMB436,112,000 and an increase in deferred income tax liabilities of RMB186,904,000 to recognise the cumulative effect of retrospectively applying the new accounting standard.

(vi)   Acquisition of CNOOC Finance

       Under HK GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

       As the Company and CNOOC Finance are under common control of CNOOC, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

Employees

We had 2,447 employees as at 31 December 2003.

To ensure the smooth implementation of our overseas strategy, we have established an international human resources system to attract and retain our management and technical talents.

We have adopted three stock option schemes for our senior management since 4 February 2001, and granted options under each of the Schemes.

In 2003, in line with our development strategy, we carried out a systematic and in-depth recruitment and remuneration system reform focusing on our overall and future developments. To ensure the reform achievements, we further enhanced the establishment and improvement of our internal human resources system. During the year, we established a simple but effective employee performance evaluation system emphasizing on the integration of the individual's development objectives and the Company's operating targets, and which was linked up with international employee performance evaluation system.

Through the establishment and promotion of individual development schemes and systems, we managed to organize and implement various specialized and comprehensive management training courses. During the year, a total of 325 training courses in various areas were carried out, which were attended by more than 6,980 participants.

At the same time, the Company attached great emphasis to the advanced management training of senior management officers and management technique for mid-level managers.

DIVIDENDS

The Board of Directors recommends the payment of a final dividend of HK$0.12 per share for the year ended 31 December 2003 and a special cash dividend of HK$0.18 per share to shareholders whose names appear on the Register of Members of the Company on 23 April 2004. These, together with the interim dividend of HK$0.14 per share and the special interim dividend of HK$0.18 per share, give a total of HK$0.62 per share for the year. The proposed dividends are expected to be paid on 4 May 2004 following the approval at the Annual General Meeting of the Company.

Audit committee

The audit committee of the Board of Directors of the Company has reviewed the annual results of the Company for the year ended 31 December 2003.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 16 April 2004 to 23 April 2004 (both dates inclusive). In order to qualify for the dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 15 April 2004.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results or operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report in Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and the Company's other filings with the SEC.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out by the Hong Kong Stock Exchange in Appendix 14 to the Listing Rules throughout the year ended 31 December 2003, except that the Non-executive Directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITEDAll the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange in due course.



                                      End


Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producer in Indonesia. The Company has about 2,447 employees.


              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***


For further inquiries, please contact:

-------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
        -------------------             -------------------
                                        carol.chan@knprhk.com
                                        ---------------------
                                        maggie.chan@knprhk.com
                                        ----------------------

-------------------------------------------------------------------------------


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


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.







                                 CNOOC Limited



                                 By:  /s/ Cao Yunshi
                                      -----------------------------
                                       Name:  Cao Yunshi
                                       Title: Company Secretary
                                       Dated: March 16, 2004


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